                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (RULE 13d-101)

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                    PURSUANT TO RULE 13d-1(a) AND AMENDMENTS
                     THERETO FILED PURSUANT TO RULE 13d-2(a)

                               (AMENDMENT NO. 1)*


                          Founders Food & Firkins Ltd.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   350551 10 7
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                               Steven J. Wagenheim
                              5831 Cedar Lake Road
                         St. Louis Park, Minnesota 55416
                                 (612) 525-2670
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                  June 12, 2000
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / / .

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. SEE Rule 13d-7(b) for other parties to whom copies are to be sent.




*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, SEE the NOTES).


                         (Continued on following pages)


                               Page 1 of 17 Pages

-------------------------                            ---------------------------
CUSIP No.    350551 10 7             13D                Page 2 of 17 Pages
          ---------------
-------------------------                            ---------------------------


--------------------------------------------------------------------------------
1         NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                            BREWING VENTURES LLC


--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
          (a) / /
          (b) / /

--------------------------------------------------------------------------------
3         SEC USE ONLY


--------------------------------------------------------------------------------
4         SOURCE OF FUNDS*

                            WC, OO

--------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) OR 2(e)                                                 / /


--------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

                            MINNESOTA

--------------------------------------------------------------------------------
                              7        SOLE VOTING POWER

        NUMBER OF                                   1,662,500
         SHARES
      BENEFICIALLY       ------------------------------------------------------
        OWNED BY              8        SHARED VOTING POWER
          EACH
       REPORTING                                    0
        PERSON
         WITH            ------------------------------------------------------
                              9        SOLE DISPOSITIVE POWER

                                                    1,662,500

                         ------------------------------------------------------
                              10       SHARED DISPOSITIVE POWER

                                                    0

--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                     1,662,500
--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                   / /
--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                     43.7%
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*

                                     CO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------------                            ---------------------------
CUSIP No.    350551 10 7             13D                Page 3 of 17 Pages
          ---------------
-------------------------                            ---------------------------

--------------------------------------------------------------------------------
1         NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                            WILLIAM E. BURDICK

--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
          (a) /X/
          (b) / /

--------------------------------------------------------------------------------
3         SEC USE ONLY


--------------------------------------------------------------------------------
4         SOURCE OF FUNDS*

                            WC

--------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) OR 2(e)                                                 / /


--------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

                            UNITED STATES

--------------------------------------------------------------------------------
                              7        SOLE VOTING POWER

         NUMBER OF                                  25,000
           SHARES
        BENEFICIALLY     ------------------------------------------------------
          OWNED BY            8        SHARED VOTING POWER
            EACH
         REPORTING                                  1,662,500
           PERSON
            WITH         ------------------------------------------------------
                              9        SOLE DISPOSITIVE POWER

                                                    25,000

                         ------------------------------------------------------
                              10       SHARED DISPOSITIVE POWER

                                                    1,662,500

--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                     1,687,500
--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                        / /
--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                     44.3%
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*

                                     IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------------                            ---------------------------
CUSIP No.    350551 10 7             13D                Page 4 of 17 Pages
          ---------------
-------------------------                            ---------------------------

--------------------------------------------------------------------------------
1         NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                            STEVEN J. WAGENHEIM

--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
          (a) /X/
          (b) / /

--------------------------------------------------------------------------------
3         SEC USE ONLY


--------------------------------------------------------------------------------
4         SOURCE OF FUNDS*

                            OO

--------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) OR 2(e)                                                 / /

--------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

                            UNITED STATES

--------------------------------------------------------------------------------
                              7        SOLE VOTING POWER

         NUMBER OF                                  0
           SHARES
        BENEFICIALLY     ------------------------------------------------------
          OWNED BY            8        SHARED VOTING POWER
            EACH
         REPORTING                                  1,785,230
           PERSON
            WITH         ------------------------------------------------------
                              9        SOLE DISPOSITIVE POWER

                                                    0

                         ------------------------------------------------------
                              10       SHARED DISPOSITIVE POWER

                                                    1,785,230

--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                     1,785,230
--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                        / /
--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                     46.9%
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*

                                     IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------------                            ---------------------------
CUSIP No.    350551 10 7             13D                Page 5 of 17 Pages
          ---------------
-------------------------                            ---------------------------


--------------------------------------------------------------------------------
1         NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                            MITCHEL I. WACHMAN


--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
          (a) /X/
          (b) / /

--------------------------------------------------------------------------------
3         SEC USE ONLY


--------------------------------------------------------------------------------
4         SOURCE OF FUNDS*

                            OO

--------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) OR 2(e)                                                 / /


--------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

                            UNITED STATES

--------------------------------------------------------------------------------
                              7        SOLE VOTING POWER

         NUMBER OF                                  0
           SHARES
        BENEFICIALLY      ------------------------------------------------------
          OWNED BY            8        SHARED VOTING POWER
            EACH
         REPORTING                                  1,785,230
           PERSON
            WITH          ------------------------------------------------------
                              9        SOLE DISPOSITIVE POWER

                                                    0

                          ------------------------------------------------------
                              10       SHARED DISPOSITIVE POWER

                                                    1,785,230
--------------------------------------------------------------------------------

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                     1,785,230
--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                   / /
--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                     46.9%
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*

                                     IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------------                            ---------------------------
CUSIP No.    350551 10 7             13D                Page 6 of 17 Pages
          ---------------
-------------------------                            ---------------------------

--------------------------------------------------------------------------------
1         NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                            ARTHUR E. PEW III


--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
          (a) /X/
          (b) / /

--------------------------------------------------------------------------------
3         SEC USE ONLY


--------------------------------------------------------------------------------
4         SOURCE OF FUNDS*

                            PF

--------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) OR 2(e)                                                 / /


--------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

                            UNITED STATES

--------------------------------------------------------------------------------
                              7        SOLE VOTING POWER

         NUMBER OF                                  111,970
           SHARES
        BENEFICIALLY      ------------------------------------------------------
          OWNED BY             8       SHARED VOTING POWER
            EACH
         REPORTING                                  1,662,500
           PERSON
            WITH          ------------------------------------------------------
                               9       SOLE DISPOSITIVE POWER

                                                    111,970

                          ------------------------------------------------------
                               10      SHARED DISPOSITIVE POWER

                                                    1,662,500


--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                     1,774,470
--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                     / /
--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                     46.6%
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*

                                     IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

         Brewing Ventures LLC (the "Reporting Person") hereby amends its statement on Schedule 13D (the "Schedule 13D") originally filed with the SEC on June 6, 2000, with respect to its beneficial ownership of shares of common stock, par value $0.01 per share ("Common Stock"), of Founders Food & Firkins Ltd., a Minnesota corporation ("Founders"). Items 3, 5, 6 and 7 of the Schedule 13D are hereby amended as follows:

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         On June 12, 2000, Founders issued 1,000,000 units to the underwriter of its initial public offering. Each unit consists of one share of Common Stock and one redeemable Class A Warrant. Each Class A Warrant becomes exercisable and may be transferred separately from the Common Stock commencing August 5, 2001. Each Class A Warrant entitles the holder to purchase, at any time until June 6, 2005, one share of Common Stock at an exercise price of $5.00 per share, subject to adjustment. Founders may redeem the Class A Warrants for $0.01 per warrant at any time once they become exercisable, on 20 days written notice, provided that the closing bid price of the Common Stock exceeds $6.25 per share, subject to adjustment, for any 45 consecutive trading days prior to such notice.

         Each of the persons named on Schedule I has indirect beneficial ownership over certain units purchased in the initial public offering as follows:

NAME                                CONSIDERATION PAID         UNITS PURCHASED                    SOURCE OF FUNDS
---------------------------         ------------------         ---------------                    ---------------
Sherlock's Home (1)                       $103,125.00                 25,000                        Working Capital
New Brighton Ventures, Inc. (2)           $506,261.25                122,730                            Loan (3)
Arthur E. Pew III                         $400,001.25                 96,970                        Personal Funds

--------------------

(1)      This entity is 100% owned by William E. Burdick.

(2) This entity is 70% owned by Steven J. Wagenheim and 30% owned by Mitchel I. Wachman.

(3) Represents funds borrowed by New Brighton Ventures, Inc. ("NBV") from Arthur E. Pew III.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

         (a) As of the date hereof, the Reporting Person beneficially owned 1,662,500 shares of Common Stock, representing 43.7% of the class. As of the date hereof, William E. Burdick beneficially owned 1,687,500 shares of Common Stock, representing 44.3% of the class. Such number


                               Page 7 of 17 Pages
                  consists of 25,000 shares owned by Sherlock's Home, an entity owned by Mr. Burdick, and 1,662,500 shares owned by the Reporting Person. As of the date hereof, Steven J. Wagenheim beneficially owned 1,785,230 shares of Common Stock, representing 46.9% of the class. Such number consists of 122,730 shares owned by NBV, an entity 70% owned by Mr. Wagenheim, and 1,662,500 shares owned by the Reporting Person. As of the date hereof, Mitchel I. Wachman beneficially owned 1,785,230 shares of Common Stock, representing 46.9% of the class. Such number consists of 122,730 shares owned by NBV, an entity 30% owned by Mr. Wachman, and 1,662,500 shares owned by the Reporting Person. As of the date hereof, Arthur E. Pew III beneficially owned 1,774,470 shares of Common Stock, representing 46.6% of the class. Such number consists of 15,000 shares purchasable pursuant to the exercise of options, 96,970 shares owned directly by Mr. Pew and 1,662,500 shares owned by the Reporting Person.

         (b) The Reporting Person has sole power to vote and to dispose of all of its shares. Mr. Burdick has sole power to vote and to dispose of 25,000 of his shares (through his interest in Sherlock's Home) and shared power to vote and to dispose of 1,662,500 of his shares (through his interest in the Reporting Person). Mr. Wagenheim has shared power to vote and to dispose of all of his shares (through his interest in NBV and his interest in the Reporting Person). Mr. Wachman has shared power to vote and to dispose of all of his shares (through his interest in NBV and his interest in the Reporting Person). Mr. Pew has sole power to vote and to dispose of 111,970 of his shares (through securities held directly) and shared power to vote and to dispose of 1,662,500 of his shares (through his interest in the Reporting Person).

         (c)      See Item 3.

         (d) The Reporting Person knows of no person who has the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of the shares reported herein, except that Mr. Pew has a security interest in the units purchased by NBV in Founders' initial public offering.

         (e)      Not applicable.


                               Page 8 of 17 Pages

ITEM 6. CONTRACTS, ARRANGEMENTS OR UNDERSTANDINGS WITH RESPECT TO SECURITIES OF THE ISSUER.

         The shares reported herein as beneficially owned by the persons named on Schedule I are subject to a lock-up agreement with the underwriter of Founders' initial public offering. Pursuant to such agreements, none of the persons named on Schedule I are permitted to dispose of the securities described in Item 3 of this Amendment to Schedule 13D until June 6, 2001.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

         Exhibit 1         Form of Lock-Up Agreement


                               Page 9 of 17 Pages

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:            June 13, 2000                         BREWING VENTURES LLC




                                                        /s/ Steven J. Wagenheim
                                                        -----------------------
                                                        Steven J. Wagenheim
                                                        Member


                               Page 10 of 17 Pages

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 13, 2000                             /s/ William E. Burdick
                                                 ----------------------------
                                                 William E. Burdick


                               Page 11 of 17 Pages

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 13, 2000                             /s/ Steven J. Wagenheim
                                                 -------------------------------
                                                 Steven J. Wagenheim


                               Page 12 of 17 Pages

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 13, 2000                             /s/ Mitchel I. Wachman
                                                 -------------------------------
                                                 Mitchel I. Wachman


                               Page 13 of 17 Pages

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 13, 2000                             /s/ Arthur E. Pew III
                                                 -------------------------------
                                                 Arthur E. Pew III


                               Page 14 of 17 Pages

                                   SCHEDULE I


Controlling Members of Brewing Ventures LLC


NAME                      OCCUPATION OR EMPLOYMENT
--------------------      -----------------------------------------------------------

William E. Burdick        Chairman of the Board, Brewmaster and Director of Founders

Steven J. Wagenheim       President, Chief Executive Officer and Director of Founders

Mitchel I. Wachman        Chief Financial Officer, Secretary and Director of Founders

Arthur E. Pew III         Director of Founders


                               Page 15 of 17 Pages

                                  EXHIBIT INDEX


EXHIBIT
NUMBER            DESCRIPTION
-----------       ------------------------------------------
1                 Form of Lock-Up Agreement


                               Page 16 of 17 Pages